UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File No. 0-50791- CF#29073

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Senomyx, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2006, and a Form 10-Q filed on May 7, 2009.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 5, 2006	through April 14, 2013
10.2	10-Q	May 7, 2009	through April 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director